

May 17, 2023

Joseph Hagan
President and Chief Executive Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121

      Re: Regulus Therapeutics Inc.
           Registration Statement on Form S-3
           Filed May 11, 2023
           File No. 333-271847

Dear Joseph Hagan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Asa Michael Henin